Mr. Andre de Ruijter, P. Eng.
Wardrop
800 – 555 West Hastings Street
Vancouver, BC V6B 1M1
Telephone: (604) 408-3788
Fax: (604) 408-3722

CONSENT of AUTHOR

TO:	BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission
United States Securities and Exchange Commission

I, Andre de Ruijter, do hereby consent to the filing of the written disclosure of the technical report titled Efemçukuru Project, Turkey, Technical Report and dated August 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Technical Report of Eldorado Gold Corporation and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I confirm that I have read the written disclosure being filed by Eldorado Gold Corporation, and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 17th Day of September, 2007.

Andre de Ruijter